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                              September 26, 2022

       John G. Grdina
       President and Chief Executive Officer
       Adamas One Corp.
       17767 N. Perimeter Dr., Ste B115
       Scottsdale, Arizona 85255

                                                        Re: Adamas One Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 14,
2022
                                                            File No. 333-265344

       Dear Mr. Grdina:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed September 14, 2022

       Cover Page

   1. We note your response to prior comment 8. As previously requested, clarify what do you mean by "after the
closing of this initial public offering."
   2. Please expand your response to prior comment 2 to address the conversion price, which appears to be fixed at
a discount to the as-yet undetermined public offering price, and the true-up provisions
included in your exhibits.
 John G. Grdina
FirstName LastNameJohn   G. Grdina
Adamas One  Corp.
Comapany 26,
September NameAdamas
              2022      One Corp.
September
Page 2    26, 2022 Page 2
FirstName LastName

Inflationary Pressures, page 48

3. We note your revisions in response to prior comment 3. Please expand to identify the
         "industrial equipment, raw materials, services, and shipping" materials whose costs have increased and quantify the amount of the increase and impact on your business, results of operation and liquidity.
Principal Stockholders, page 80

4. Please identify the natural person(s) who have or share voting and/or dispositive powers with respect to the shares held by the entities listed in the table here and the table on page
         82.
Selling Stockholders, page 81

5. Please revise the disclosure to clarify the relationship between Target Capital 3 LLC and
         Alchemy Advisory LLC. In this regard, it appears from: (1) page 5 of the amended side letter agreement filed as exhibit 10.19(N) that Dmitriy Shapiro is the managing partner of
         Target Capital 3 LLC; and (2) page 4 of the amended consulting agreement filed as exhibit 10.20(E) that Dmitriy Shapiro is the founder of Alchemy Advisory LLC.
6. Please disclose the material terms of the fifth extension agreement with Target Capital 3,
         LLC filed as exhibit 10.9(i) and the amended consulting agreement with Alchemy
         Advisory LLC filed as exhibit 10.20(E), such as the "True-Ups" provisions in section 5 of of exhibit 10.9(i) and 10.20(E).
7. Please include footnotes to the table to disclose the amount of shares of common stock that each selling stockholder received as: (1) an additional incentive for their investment;
         and (2) an additional incentive for the execution of their extension agreements. In this regard, we note the disclosure in the fourth paragraph on page 87 about the issuance of shares of common stock as an additional incentive for investment and the issuance for shares of common stock for the execution of extension agreements.
8. Please reconcile the information in note (3) on page 82 about 1,085,263 shares of common stock issuable upon conversion of a note with the reference to 1,145,556 shares of common stock issuable upon conversion of a note in the Calculation of Filing Fee Table filed as exhibit 107.
       You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                                Sincerely,
 John G. Grdina
Adamas One Corp.
September 26, 2022
Page 3

FirstName LastNameJohn G. Grdina
                                   Division of Corporation Finance
Comapany NameAdamas One Corp.
                                   Office of Manufacturing
September 26, 2022 Page 3
cc:       Raymond A. Lee, Esq.
FirstName LastName